Morgan, Lewis & Bockius LLP                                    Morgan Lewis
1701 Market Street                                             Counselors at Law
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com


SEAN GRABER
PARTNER
215.963.5598
sgraber@morganlewis.com

May 23, 2014

FILED AS EDGAR CORRESPONDENCE

Ms. Anu Dubey, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re: O'Connor EQUUS N-2 Filing (File Nos. 333-193931 and 811-22937)
    --------------------------------------------------------------

Dear Ms. Dubey:

On behalf of our client, O'Connor EQUUS (the "Fund"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on May 7, 2014, regarding the Fund's pre-effective amendment No. 1, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 1, under the Investment Company Act of 1940, as amended (the "1940 Act"), to the Trust's registration statement, filed with the SEC on April 25, 2014 to respond to Staff comments on, and make certain other changes to, the registration statement (the "Amendment"). Responses to the Staff's comments, based on information provided by the Adviser, are set forth below. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Consistent with our phone call on May 20, 2014, the Fund expects to file a revised final N-2 for the purpose of incorporating the below changes, including the Fund's seed audit financial statements and to finalize the remaining disclosures. We expect this filing to occur on or before June 2, 2014.

COMMENTS ON THE PROSPECTUS

1. COMMENT. In the paragraph immediately above the pricing table on page 1 of the prospectus (the "Prospectus"), please revise the disclosure to reflect the correct name of the escrow agent.

     RESPONSE. In response to your comment, we have revised the disclosure to state, consistent with the remainder of the Prospectus, that Union Bank, N.A. is the Fund's escrow agent.




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2.   COMMENT. The disclosure in the "Investment Strategies" section of the
     "Prospectus Summary," states that the Adviser intends to principally invest in "U.S.-Linked Securities." Please revise the term "U.S.-Linked Securities" to more clearly apply to securities of foreign companies, which it appears the Fund may invest in.

     RESPONSE. In response to your comment, we have revised the disclosure to state:

          THE ADVISER INTENDS TO PRINCIPALLY INVEST IN EQUITY AND EQUITY RELATED SECURITIES OF COMPANIES OF VARIOUS CAPITALIZATION RANGES, WHICH INCLUDE SHARES OF U.S. LISTED COMPANIES ("U.S. SECURITIES") AND NON-U.S. LISTED COMPANIES WITH SUBSTANTIAL ASSETS OR SALES IN THE U.S., AS WELL AS INTERESTS IN ANY U.S. OR NON-U.S. ISSUER EXPOSED TO GLOBAL DRIVERS CONSISTENT WITH THOSE OF THE AFOREMENTIONED COMPANIES ("U.S.-LINKED SECURITIES").

In addition, throughout the remainder of the prospectus and the statement of additional information (the "SAI"), we have also revised the disclosure to refer to both "U.S. Securities" and "U.S.-Linked Securities" where applicable. We believe that the proximity of the terms "U.S. Securities" and "U.S.-Linked Securities" will sufficiently inform prospective investors that U.S.-Linked Securities will include securities of foreign companies. Risks of investing in depositary receipts and foreign markets generally are also disclosed in the Prospectus, which further informs prospective investors about the non-U.S. investments of the Fund.

3. COMMENT. In the "Investment Strategies" section of the "Prospectus Summary," please disclose how the Adviser may use options (i) to reduce the volatility of the Fund's portfolio or (ii) for tail risk management.

     RESPONSE. After consultation with the Adviser, the referenced sentence above has been deleted from the Prospectus and replaced with the following:

          GENERALLY, THE FUND HOLDS DERIVATIVES FOR THE PURPOSE OF HEDGING RISK. FOR EXAMPLE, THE ADVISER MAY USE INDEX FUTURES TO ATTEMPT TO HEDGE AGAINST BROAD, MARKET RISK IN THE PORTFOLIO. SIMILARLY, THE ADVISER MAY USE OPTIONS TO LIMIT EXPOSURE TO A PARTICULAR ISSUER(S) IN THE PORTFOLIO. HOWEVER, THE ADVISER MAY USE DERIVATIVES FOR ANY OTHER PURPOSE TO MEET THE FUND'S INVESTMENT OBJECTIVE (E.G. TO GAIN EXPOSURE TO A COMPANY). FOR EXAMPLE, THE ADVISER MAY USE CONTRACTS FOR DIFFERENCE TO GAIN EXPOSURE TO A NON-US ISSUER BECAUSE THE DERIVATIVE PROVIDES A MORE EFFICIENT USE OF CAPITAL COMPARED TO ANOTHER FINANCIAL INSTRUMENT LIKE AN ADR OR WHEN AN ADR IS UNAVAILABLE.

4. COMMENT. In the Expense Example provided in the "Summary of Fund Fees and Expenses" section, please disclose estimated expenses without the impact of a placement fee as a footnote to the Expense Example table in lieu of a line item in the table. Please also confirm that the Expense Example includes the impact of the Incentive Fee in its calculation.

     RESPONSE. In response to your comment, we have changed the estimated 1-, 3-, 5-, and 10-year expenses without the impact of the placement fee to a footnote. We also



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     confirm that the effect of the Incentive Fee has been included in the calculation of the Expense Example, as disclosed in the table.

5. COMMENT. In the penultimate sentence of the third paragraph under the heading "Investment Strategies" in the "Investment Objective, Strategies and Policies" section, please consider revising the phrase "may invest in other Fund Investments" because this seems confusing given the disclosure earlier in the paragraph and the definition of "Fund Investments."

     RESPONSE. In response to your comment, we have clarified the phrase to say that the Fund "may invest in a broad range of securities and other instruments as further described herein and in the Fund's SAI."

6. COMMENT. In the "Investment Objective, Strategies and Policies" section, please consider revising the disclosure regarding the Fund's permissible investments in forward contracts, futures, interest rate swaps, total return swaps, and credit default swaps as "temporary defensive positions."

     RESPONSE. We have revised the disclosure to include the following examples of how the Adviser would use certain of these instruments as "temporary defensive positions":

          FOR EXAMPLE, THE FUND MAY BUY FUTURES IN AN ATTEMPT TO MANAGE RISK WHERE THE FUND'S CREDIT EXPOSURE TO AN ISSUER INCREASES RAPIDLY, AND THE FUND MAY SELL FUTURES TO MORE EFFICIENTLY GAIN EXPOSURE TO AN ISSUER DURING A LIQUIDITY EVENT IN THE MARKET. IN ADDITION, THE FUND MAY BUY CREDIT DEFAULT SWAPS IN AN ATTEMPT TO MANAGE CREDIT RISK WHERE THE FUND HAS CREDIT EXPOSURE TO AN ISSUER, AND THE FUND MAY SELL CREDIT DEFAULT SWAPS TO MORE EFFICIENTLY GAIN CREDIT EXPOSURE TO A SECURITY OR BASKET OF SECURITIES.

7. COMMENT. In the "Management of the Fund" section, under the heading "Portfolio Manager," please add disclosure specifying the year in which the lead portfolio manager began managing the Fund.

     RESPONSE. In response to your comment, we have revised the disclosure to specify that Mr. Gill began managing the Fund in 2014.

8.   COMMENT. In the "Related Performance Data of the Adviser" section:

     a. Please clarify whether the term "Cayman Islands exempted company" refers to the company being exempt from the 1940 Act.

          RESPONSE. The term "Cayman Islands exempted company" is the legal term used to refer to the form of organization of the Comparable Fund under the Cayman Islands' Companies Law, as amended.


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

     b. Please disclose that Mr. Gill was primarily responsible for the management of the Comparable Fund throughout the entire period for which performance is presented in the section.

          RESPONSE. In response to your comment, we have added the following disclosure to the first paragraph of the section:

               MR. GILL WAS PRIMARILY RESPONSIBLE FOR THE MANAGEMENT OF THE COMPARABLE FUND THROUGHOUT THE ENTIRE PERIOD FOR WHICH COMPARABLE FUND PERFORMANCE IS PRESENTED BELOW.

     c. Please confirm to the Staff that the Adviser does not manage any substantially similar accounts or funds other than the Comparable Fund.

          RESPONSE. We confirm that the Adviser does not manage any substantially similar accounts or funds other than the Comparable Fund.

     d. The disclosure indicates that the Comparable Fund's past performance "was not calculated in accordance with SEC standardized performance methodology." Please disclose the manner in which the Comparable Fund Performance data was calculated.

          RESPONSE. In response to your comment, we have added disclosure that states that the Comparable Fund's past performance was calculated in accordance with U.S. Generally Accepted Accounting Principles ("GAAP").

     e.   The second paragraph of this section states that the Comparable
          Fund's performance data is provided "net of fees and actual expenses (including the incentive fee) of the Class AS Shares of the Comparable Fund," but the third paragraph states that the Comparable Fund's performance data "has been adjusted to reflect the management fee and incentive fee charged to the Fund but not the expected other expenses of the Fund." Please clarify this disclosure.

          RESPONSE. In response to your comment, we have replaced the second sentence of the second paragraph with the following:

               THE PERFORMANCE INFORMATION OF THE CLASS AS SHARES OF THE COMPARABLE FUND HAS BEEN ADJUSTED TO REFLECT THE ESTIMATED FEES AND EXPENSES TO BE BORNE BY CLASS A SHAREHOLDERS OF THE FUND. FOR EXAMPLE, THE FUND'S MANAGEMENT FEE AND OTHER EXPENSES (ESTIMATED AND NET OF WAIVERS AND REIMBURSEMENTS) ARE EXPECTED TO BE HIGHER THAN THE MANAGEMENT FEE AND OTHER EXPENSES OF CLASS AS SHARES OF THE COMPARABLE FUND, HOWEVER THE INCENTIVE FEE IS THE SAME IN BOTH FUNDS. AS SUCH, THE DATA UNDERLYING THE MANAGEMENT FEE AND OTHER EXPENSES OF THE CLASS AS SHARES OF THE COMPARABLE FUND WAS ADJUSTED UPWARD, TO REFLECT THE FUND'S HIGHER


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

               MANAGEMENT FEE AND ESTIMATED OTHER EXPENSES, WHEREAS NO SUCH ADJUST WAS MADE TO THE RATE USED TO CALCULATE THE INCENTIVE FEE. THIS INFORMATION MAY BE USEFUL TO INVESTORS IN THAT IT ILLUSTRATES THE PAST PERFORMANCE OF THE ADVISER IN MANAGING A SUBSTANTIALLY SIMILAR INVESTMENT VEHICLE.

     In addition, we have removed the third paragraph from this section.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

9. COMMENT. Because the term "Fund Investment" is used as a defined term in both the Prospectus and SAI, but the definition for the term is not consistent between the Prospectus and SAI, please consider using a different term for each definition.

     RESPONSE. In response to your comment, we have removed the defined term references from the SAI.

              * * * * * * * * * * * *


I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,

/s/ Sean Graber
---------------
Sean Graber


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